Exhibit 99.1

Leading Proxy Advisor ISS Recommends Shareholders Vote FOR
the ZIM Director Nominees

HAIFA, Israel, Dec. 8, 2025 – ZIM Integrated Shipping Services Ltd. (NYSE: ZIM) (“ZIM” or the “Company”) today announced that leading independent proxy advisory firm Institutional Shareholder Services (“ISS”) has recommended that shareholders vote ONLY “FOR” all eight of ZIM’s director nominees and AGAINST the three director nominees proposed by the dissident shareholders in connection with the Company’s Annual Meeting on December 26, 2025.

Since its IPO, ZIM has delivered peer-leading total shareholder returns through its commitment to focused execution, an agile operating strategy, disciplined capital allocation and strong governance. Over the last few years, the Company has modernized its fleet, improved its cost structure, strengthened its balance sheet and returned significant amounts of capital to shareholders.

Consistent with its commitment to maximizing value to shareholders, ZIM’s independent, qualified Board of Directors, composed of directors who bring deep industry, financial, regulatory, operational, and transactional expertise, is conducting a robust, objective strategic review with the assistance of independent financial and legal advisors. The Board recommends protecting this focused review from disruption by dissident shareholders.

ZIM is pleased that ISS recognizes the strength of the Company’s Board and supports the election of the full slate of ZIM nominees.

In its report, ISS found that the dissident shareholders:

•	“have not provided a compelling or sufficient rationale to support the proposed candidates or to demonstrate that a change to the board is warranted,”
•	proposed nominees who “appear to have either no or limited experience in the industry in which the company operates,” and
•	“have made no attempt to work constructively with the board nor provided any suggestions for improving the company’s business or any other insight into how to create long-term value for shareholders.”

Based on this analysis, ISS recommends that ZIM shareholders vote “FOR” ZIM’s director nominees and “AGAINST” the election of Keren Bar-Hava, Ron Hadassi and Ran Gritzerstein.

“We are pleased that ISS recommends shareholders vote “FOR” all eight of ZIM’s highly qualified directors and AGAINST all three dissident nominees,” said Yair Seroussi, Chairman of the Board of Directors. “ISS’s independent analysis concluded that the dissident group’s nominees lack relevant experience for overseeing our business or participating in the ongoing strategic review.”

Your Vote is Important

Consistent with ISS’s recommendation, the Board of Directors strongly urges all ZIM shareholders to protect the value of their investment by voting “FOR ALL” of the Company's nominees TODAY.

If shareholders have questions or require assistance in voting their shares for the Meeting, please contact the Company’s proxy solicitor, Sodali & Co, at the following contact information:

Sodali & Co
Toll Free: (800) 662-5200
Brokers and Banks: (203) 658-9400
Email: ZIM@info.sodali.com

About ZIM
Founded in Israel in 1945, ZIM is a leading global container liner shipping company with established operations in more than 90 countries serving approximately 33,000 customers in over 300 ports worldwide. ZIM leverages digital strategies and a commitment to ESG values to provide customers with innovative seaborne transportation and logistics services and exceptional customer experience. ZIM’s differentiated global-niche strategy, based on agile fleet management and deployment, covers major trade routes with a focus on select markets where the company holds competitive advantages. Additional information about ZIM is available at www.ZIM.com.

Forward-Looking Statements
This press release contains, or may be deemed to contain, forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “proposed,” potential” or “continue,” the negative of these terms and other comparable terminology. These statements are only predictions based on the Company’s current expectations and projections about future events or results. There are important factors that could cause the Company’s actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include risks and uncertainties detailed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including under the caption “Risk Factors” in its 2024 Annual Report filed with the SEC on March 12, 2025. Neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company assumes no duty to update any of these forward-looking statements after the date hereof to conform its prior statements to actual results or revised expectations, except as otherwise required by law.

Investor Relations:
Sodali & Co
ZIM@info.sodali.com